

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

<u>Via E-mail</u>
Warren Sheppard
Chief Executive Officer
Kibush Capital Corporation
c/o David Lubin & Associates, PLLC
108 S. Franklin Avenue
Valley Stream, NY 11580

  **Re: Kibush Capital Corporation
    Form 10-12(G)
    Filed July 29, 2014
    File No. 000-55256**

Dear Mr. Sheppard:

  Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, we note the following:

- Your independent registered public accounting firm was unable to obtain sufficient audit evidence or perform audit procedures to support all balances included in your consolidated financial statements for the periods presented in the filing. As a result certain financial statements, including those of your wholly-owned subsidiary Javathyme and line items within the consolidated financial statements are unaudited, which Rule 8-01 of Regulation S-X requires audited financial statements.

- The audit report issued by your independent registered public accounting firm did not meet the requirements of SEC Release No. 34-8422 and Article 2 of Regulation S-X.

- The filing also did not contain the historical financial statements of Instacash Pty Ltd., either as the predecessor of Kibush Capital Corporation under Rule 8-01 or in accordance with Rule 8-04 of Regulation S-X. And if Rule 8-04 is applicable for the Instacash acquisition, then the pro forma financial statements in Exhibit 99 should include the latest interim period under Rule 8-05 of Regulation S-X.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective 60 days after the date filed. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant

cc: Via E-mail
         David Lubin, Esq.